NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(a company incorporated in the Cayman Islands with limited liability)
11/F, Ka Wah Bank Centre, 232 Des Voeux Road Central, Hong Kong
Fax: (852) 2868 4483
December 21, 2010
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404
Mail Stop 3561
Attn: Mr. Houseal and Mr. Shuman

Re:	Ninetowns Internet Technology Group Company Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 0-51025
Dear Mr. Houseal and Mr. Shuman:
We are pleased to set forth below the Company’s response to your comment letter dated December 8, 2010 (the “Comment Letter”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2010.
For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response.
Capitalized items used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2009 Form 20-F.
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General
1.	We note your disclosure under Item 7.B regarding your related party transactions. Please tell us whether you considered including disclosure in your document describing how the Enterprise Income Tax Law’s rules regarding transfer pricing may possibly affect those related party transactions.
Response:
Our transactions with related parties were made in the ordinary course of business and had substantially the same terms as transactions with non-related parties. As we believe the related party transactions were carried out at arm’s length, the Enterprise Income Tax Law’s rules regarding transfer pricing do not affect those related party transactions.

We will add clarifying disclosures regarding the foregoing in future fillings.
Form 20-F for the year ended December 31, 2009
Item 4. Information of the Company, pages 29
2.	You state in your risk factor disclosure on page five that you are in the process of expanding your business focus from the development of software products and the provision of software development services to other potential business ventures. You go on to explain that such expansion shall include selective investment and acquisition opportunities in industries such as real estate, consumer goods, healthcare and retail businesses. Given that you anticipate that a material portion of your net revenue in the future will be derived from these expanded operations, please tell us whether you considered providing a more detailed description of your anticipated business strategy including quantitative disclosure regarding any material anticipated capital expenditures related to such strategy. See Item 4.A of Form 20-F.
Response:
Our plans for potential expansion into the healthcare industry were preliminary and have been terminated for commercial reasons.
We are in discussions with several potential partners regarding real estate related investments, but such discussions are preliminary. We have not entered into any definitive agreement with any such potential partner. Our board of directors is still considering the risks related to such investments and has not decided whether to pursue such opportunities and if so, the terms on which we will pursue such opportunities. If any of such opportunities becomes material, we will provide a more detailed description of such opportunities and make public disclosure as required.
Our expanded business in consumer goods and retail industries refers to our B2C organic food business offered through our web portal, www.tootoo.cn. Descriptions of our B2C business can be found in various sections of the 2009 Form 20-F, including Item 3. Key Information (page 6), Item 4 Information of the Company (page 32, page 41), Item 5 Operating and Financial Review and Prospects (page 59).
Form 20-F for the year ended December 31, 2009
Item 19. Exhibits
Exhibits 12.1 and 12.2
3.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In subsequent filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:
The Company notes the Staff’s comment and will ensure the identification of the certifying individual at the beginning of the certification not to include the individual’s title in our subsequent filings.
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We appreciate the consideration that the Staff has shown in reviewing the Company’s 2009 Form 20-F and acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has questions or requires any additional information, please feel free to contact the undersigned at +852 9021 9597 (telephone), +852 2868 4483 (facsimile) or tomfork@ninetowns.com (email).
Very truly yours,
/s/ Tommy S.L. Fork

Tommy S.L. Fork
Chief Financial Officer
Ninetowns Internet Technology Group Company Limited

c.c.	Claire McAuliffe GHP Horwath, P.C. David S. Wang Paul, Hastings, Janofsky & Walker LLP Shuang Wang Mark Ming Hsun Lee Ninetowns Internet Technology Group Company Limited